UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SINOVAC BIOTECH LTD.

(Name of issuer)

Common Shares

(Title of class of securities)

P8696W104

(CUSIP number)

Andrew Y. Yan

c/o SAIF Advisors Limited

Suite 2516-2520, Two Pacific Place

88 Queensway

Hong Kong

+852 2918-2200

With a copy to:

David T. Zhang

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

(Name, address and telephone number of person authorized to receive notices and communications)

January 30, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104	SCHEDULE 13D	Page 2 of 7 Pages

1		Names of Reporting Persons
SAIF Partners IV L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
10,780,820
	8	Shared Voting Power
0
	9	Sole Dispositive Power
10,780,820
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,780,820
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
18.9% (1)
14	Type of Reporting Person
PN

(1) Based on 56,907,761 shares of Common Shares issued and outstanding as of December 31, 2015.

CUSIP No. P8696W104	SCHEDULE 13D	Page 3 of 7 Pages

1		Names of Reporting Persons
SAIF IV GP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
10,780,820
	8	Shared Voting Power
0
	9	Sole Dispositive Power
10,780,820
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,780,820
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
18.9% (1)
14	Type of Reporting Person
PN

(1) Based on 56,907,761 shares of Common Shares issued and outstanding as of December 31, 2015.

CUSIP No. P8696W104	SCHEDULE 13D	Page 4 of 7 Pages

1		Names of Reporting Persons
SAIF IV GP Capital Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
10,780,820
	8	Shared Voting Power
0
	9	Sole Dispositive Power
10,780,820
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,780,820
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
18.9% (1)
14	Type of Reporting Person
CO

(1) Based on 56,907,761 shares of Common Shares issued and outstanding as of December 31, 2015.

CUSIP No. P8696W104	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 5 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (collectively, the “SAIF Entities”), to amend the Schedule 13D filed on behalf of the SAIF entities on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011, Amendment No.2 to Schedule 13D filed on September 30, 2011 and Amendment No.3 to Schedule 13D filed on November 29, 2011, and Amendment No.4 to Schedule 13D filed on December 30, 2011 (the “Original Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented in previous amendments and herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by adding the following paragraphs to the end thereof:

On January 30, 2016, Weidong Yin and SAIF Partners IV L.P. (together with Weidong Yin, collectively, the “Buyer Group”) submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.02.

In the Proposal Letter, the Buyer Group proposed to acquire, through an acquisition vehicle to be formed by the Buyer Group, all of the outstanding Common Shares that are not already directly or indirectly beneficially owned by the Buyer Group for cash consideration equal to US$6.18 per Common Share (the “Acquisition”). The Acquisition will be funded by a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions.

The Buyer Group also stated in the Proposal Letter that that they are currently interested only in pursuing the Acquisition and are not interested in selling their shares in any other transaction involving the Issuer. The Buyer Group expects to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on definitive agreements.

This Proposal Letter constitutes only a preliminary indication of interest by the Buyer Group and does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation. If the Acquisition is completed, Common Shares would be delisted from the NASDAQ Global Select Market, and the Issuer’s reporting obligations under the Act would terminate.

The descriptions of the Proposal Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter which has been filed as Exhibit 7.01 and is incorporated herein by this reference.

None of the Issuer or the Buyer Group is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Buyer Group currently does not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the acquisition vehicle to be formed by the Buyer Group, and a change in the Issuer’s articles of incorporation and by-laws to reflect that the Issuer would become a privately held company. In addition, the Buyer Group reserve their right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter (including the Acquisition). Any action taken by the Buyer Group may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

CUSIP No. P8696W104	SCHEDULE 13D	Page 6 of 7 Pages

(a) Each of the SAIF Entities may be deemed to have beneficial ownership of an aggregate of 10,780,820 Common Shares, which represents approximately 18.9% of the total Common Shares issued and outstanding as of December 31, 2015.

(b) Each of the SAIF Entities may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 10,780,820 Common Shares.

(c) Except as otherwise described herein, and to the knowledge of the SAIF Entities, the SAIF Entities has not affected any transaction in the Common Shares during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of the SAIF Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the SAIF Entities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The Proposal Letter, which has been filed as Exhibit 7.02 to this statement, is incorporated herein by reference in its entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the SAIF Entities and any other person with respect to the voting or disposition of the shares of Common Shares beneficially owned by the SAIF Entities.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01: Joint Filing Agreement by and among SAIF Partners IV L.P., SAIF IV GP L.P. and SAIF IV GP Capital Ltd., dated as of February 2, 2016.

Exhibit 7.02: Proposal Letter from Mr. Weidong Yin and SAIF Partners IV L.P. to the board of directors of the Issuer, dated as of January 30, 2016.

CUSIP No. P8696W104	SCHEDULE 13D	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2016	SAIF Partners IV L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF IV GP Capital Ltd.